December 13, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On September 30, 2013, the Registrant, on behalf of its series, the RESQ Absolute Income Fund and the RESQ Absolute Equity Fund (each a “Fund” and, together, the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 18, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

RESQ Absolute Income Fund

Comment 1.  The investment objective does not emphasize income a primary objective. Please revise the Fund’s objective to emphasize income as a primary objective or change the Fund’s name to remove reference to “income”.

Response.  The Fund has revised its objective as follows:

“The RESQ Absolute Income Fund (the “Fund”) seeks to provide income with capital appreciation and capital preservation as secondary objectives.”

261928.1

Comment 2.  Please revise the disclosure in “Principal Investment Strategies” to clarify romanette regarding “other evidences of indebtedness” because not all of the securities listed are “other evidences of indebtedness”.  In addition, please clarify the disclosure to indicate whether only the securities listed in that romanette may be of any maturity or credit quality or if that statement is applicable to all fixed income securities in which the Fund invests.

Response.  The Registrant revised the disclosure to add additional romanettes:

“The Fund seeks to achieve its investment objective by investing in a portfolio of mutual funds and exchange traded funds (“ETFs”) (collectively, “Underlying Funds”) that invest in domestic and foreign (including emerging markets) (i) fixed income securities (including bills, notes, debentures, bonds, convertible securities, and any other debt or debt-related securities) whether issued by U.S. or non-U.S. governments, agencies or instrumentalities thereof or corporate entities, and having fixed, variable, floating or inverse floating rates, (ii) fixed income derivatives including options, financial futures, options on futures and swaps, (iii) other evidences of indebtedness ,  (iv) income producing equity securities (including dividend paying common stocks, preferred stock and real estate investment trusts (“REITs”)) of any market capitalization and (v) commodities.  The fixed income securities in which the Fund invests may be of any maturity or credit quality (including “junk bonds”). The Underlying Funds in which the Fund invests may also engage in short selling and use leverage, which furthers the Fund’s objective by allowing the Fund to hedge risk to preserve capital.  The Fund seeks a positive return through all market cycles and moves to cash positions when the market declines and back into securities when the markets rally. The Fund may be concentrated in certain sectors from time to time. The Fund's advisor will select the appropriate allocation to achieve the Fund’s objectives based on its proprietary quantitative model.”

Both Funds

Comment 3.  Please clarify in “Fees and Expenses of the Fund” the line item “Distribution and/or Service (12b-1) Fees” to state whether the 12b-1 fee is both a service fee and a distribution fee or if it is only one of those.

Response.  The Registrant has revised the line item to state that it is “Distribution and Service (12b-1) Fees.”

Comment 4.  Consider removing the line item for “Maximum Deferred Sales Charge” since there are none.

Response.  The Registrant has not revised the fee table in order to keep the presentation of information consistent with other series of the Trust.

Comment 5.  Please confirm supplementally that the “Other Expenses” will include a separate line item for the fees and expenses related to short sales, including dividend and interest expense, if applicable.

Response.  The Funds do not anticipate having these short selling expenses because the Funds will engage in short selling only indirectly through each’s investments in Underlying Funds.  However, the Registrant confirms that such expenses will be included in the fee table if they become applicable to the Funds.

Comment 6.  Please confirm supplementally whether the Funds are relying on Section 12(d)(1)(F) for its investments in underlying funds discussed in “Principal Investment Strategies”.

Response.  The Funds will primarily rely on Section 12(d)(1)(F) when each invests in Underlying Funds.

Comment 7.  In “Principal Investment Strategies”, please clarify what is “absolute” about each Fund’s strategy.

Response. For the RESQ Absolute Income Fund, the Registrant has revised the disclosure as shown in our response to Comment 2 to provide additional disclosure regarding the “absolute” nature of the strategy. For the RESQ Absolute Equity Fund, the disclosure has been revised as follows:

“…The Underlying Funds in which the Fund invests may also engage in short selling and use leverage, which furthers the Fund’s investment objective by allowing the Fund to hedge risk to preserve capital. The Fund seeks a positive return through all market cycles and moves to cash positions when the market declines and back into securities when the markets rally. The Fund may be concentrated in certain sectors from time to time.”

Comment 8.  In “Principal Investment Strategies”, please clarify (i) what the quantitative model evaluates in making investment recommendations (e.g. earnings, dividends, etc.) and (ii) the relationship between the quantitative model and the active management techniques in making investment decisions for the Funds.

Response.  The Registrant has revised the disclosure as follows:

“The quantitative model is a proprietary computer algorithm that uses a mathematical-based process to determine on a daily basis trends in asset classes in which the Fund invests. The mathematical algorithm combines statistical measures such as correlations, standard deviations and technical indicators (such as price oscillator’s and moving averages) to assess the performance of an asset class and the overall market . The system tracks investment price movements and looks for advantageous entry points, while, at the same time, calculating exit strategies for each investment. The quantitative model is regimented and disciplined in a manner that adds an unemotional approach to the purchase and sale of each investment.”

Comment 9. Please confirm that the Funds considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 10.  In “Principal Investment Risks”, there is a leverage risk.  Please add disclosure to the principal investment strategies explaining how leveraging is used by the Funds and how it furthers each Fund’s investment objective.

Response.  The disclosure in “Principal Investment Strategies” already indicates that the Funds may get exposure to leverage because the Underlying Funds in which the Funds invest may use leverage.  For the RESQ Absolute Income Fund, the Registrant has revised the disclosure as shown in our response to Comment 2 to provide an explanation of how these investments further each Fund’s investment objective. For the RESQ Absolute Equity Fund, the disclosure has been revised as follows:

“The Underlying Funds in which the Fund invests may also engage in short selling and use leverage, which furthers the Fund’s objective by allowing the Fund to hedge risk to preserve capital. ”

Additional Information About Principal Strategies and Related Risks

Comment 11.  In “Principal Investment Risks”, the portfolio turnover risk indicates that the Funds expect to have a turnover of about 600% per year. Please confirm that this is the expected turnover, and, if so, add disclosure in the “Principal Investment Strategies” in the Fund Summary regarding the high turnover.

Response.  The adviser has confirmed to the Registrant that it anticipates that each Fund’s portfolio turnover will be approximately 600% per year.  The Registrant has added the following disclosure to “Principal Investment Strategies” in each Fund Summary:

“The methodology used by the Adviser in selecting securities for the Fund’s portfolio generally results in high portfolio turnover. The Fund’s expects to have a portfolio turnover rate of approximately 600% on an annual basis.”

Management

Comment 12:  Please supplementally explain whether “RESQ” stands for anything and whether the adviser has any affiliates.

Response.  “RESQ” has no special meaning in the name of the Funds or the adviser. The adviser has one affiliate, which is a SEC registered investment adviser, Total Investment Management, Inc.

SAI:

Comment 13. In “Investment Restrictions”, consider removing or modifying the second non-fundamental investment policy regarding investments in other investment companies given each Fund’s fund of funds investment strategy.

Response.  The Registrant has determined to keep the second non-fundamental policy as is because the Registrant believes the disclosure is accurate as stated.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins